Britney Schnathorst Associate General Counsel Office of General Counsel Phone: 608.665.4184 E-mail: Britney.Schnathorst@trustage.com	MEMBERS Life Insurance Company

April 18, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MEMBERS Life Insurance Company Registration Statement on Form S-1 for TruStage™ Horizon II Annuity
Post-Effective Amendment No. 2 to

Registration Statement on Form S-1, File No. 333-264135

Dear Commissioners:

On behalf of MEMBERS Life Insurance Company (the “Company”), we are transmitting for filing under the Securities Act of 1933 (the “1933 Act”) Post-Effective Amendment No. 2 (the “Amendment”) to the Form S-1 registration statement referenced above (the “Registration Statement”) for certain flexible premium deferred variable and index-linked annuity contracts (the “Horizon II Contracts”). The Amendment is being filed solely to include current financial information as well as to update certain other information and is complete.

The Company represents that the Registration Statement is substantially similar to the initial filing to the registration statement for the Contracts previously filed on Form S-1 with the Securities and Exchange Commission (the “Commission”) on April 13, 2023 (File No. 333-264135) and declared effective by the Commission staff on May 1, 2023 (the “Prior Registration Statement”).  The Company represents that the Registration Statement contains an identical statutory prospectus to that included in its corresponding registration statement on Form N-4. The Company notes updates were made to correspond to Commission Staff comments on the Company's other products, but that there have been no changes to the terms of the Contracts or any material changes to disclosure in the prospectus pertaining to the Contracts in the Registration Statement. The Company represents that the materiality of the changes from the Prior Registration Statement is consistent with the materiality of changes that would otherwise qualify for filing under paragraph (b) of Rule 485 under the 1933 Act if Form S-1 registration statements were eligible for filing under Rule 485.

Based on the aforementioned, the Company respectfully requests that the Commission staff afford the Registration Statement expedited review.

U.S. Securities and Exchange Commission

April 18, 2024

The Company relies on the permission granted under Regulation S-X §3-13 by the Commission in a letter dated November 6, 2020, to file audited financial statements of the Company prepared in accordance with statutory accounting principles in place of financial statements prepared in accordance with accounting principles generally accepted in the United States of America. The Company requested permission to use these financial statements in connection with certain registration statements on Form S-1 that are currently effective or may be filed in the future for index-linked annuity contracts, in satisfaction of the financial information required by Form S-1, including the requirements of Items 11(e), 11(f) and 11(g) and Item 16(b) of Form S-1.

Requests for acceleration of the effective date of the Amendment from the Company and principal underwriter of the Contracts, which were filed on April 18, 2024, request an effective date of May 1, 2024, or as soon thereafter as reasonably practicable. If you have any questions regarding the Amendment, please contact the undersigned at 608-665-4184.

Sincerely,

/s/Britney Schnathorst

Britney Schnathorst

cc:        Mr. Thomas Bisset